 Exhibit 99.1

ELBIT IMAGING ANNOUNCES SIGNING FINAL AGREEMENT FOR THE SALE OF BELGRADE PLAZA (VISNJICKA) BY ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, January 26, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcement dated on November 3, 2016, that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, has signed a binding share purchase agreement with BIG Shopping Centers Ltd., a publically traded company listed in the TA 100 Index (the “Purchaser”), for the sale of the Belgrade Plaza shopping and entertainment center.

Belgrade Plaza (Visnjicka) is currently the largest development underway in Serbia. The shopping center, which is currently over 90% pre-let, is on schedule to open in April 2017 and Plaza will remain responsible for the development and leasing of the asset until the opening.

Upon the completion of the transaction, which is expected during the upcoming month, Plaza will receive an initial advance payment of approximately Euro 28 million (plus customary NAV adjustments) from the Purchaser for the sale of 100% of the SPV’s shares, followed by further payments which will be subject to certain operational targets and milestones being met. The Purchaser will provide a guarantee to secure these future payments.

The final agreed value of Belgrade Plaza, which will comprise approximately 32,300 sqm of GLA, will be calculated based on a cap rate of 8.25% as well as the sustainable NOI after 12 months of operation, which Plaza estimates will be approximately Euro 7.2-7.5 million per annum. Further instalments will be due to Plaza during the first year of operation based on this 12 month figure. The NOI will be re-examined again after 24 months and 36 months of operation, which may lead to an upward adjustment of the final purchase price.

Plaza has a line of credit from a financing bank for the development of Belgrade Plaza to a maximum amount of €42.5 million. At least 75% of the net proceeds received from the disposal will be distributed to Plaza’s bondholders by or before March 31, 2017, and following receiving any future additional payments, in line with Plaza’s stated amended restructuring Plan.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com